UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cinedigm Corp.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

004329108
(CUSIP Number)

Dino Verardo
Sageview Capital LP
55 Railroad Avenue
Greenwich, CT 06830
Tel. No.: 203-625-4230

with a copy to

Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004329108	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Capital Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 004329108	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Capital Partners (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 004329108	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Capital Partners (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 004329108	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Partners (C) (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 004329108	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Capital GenPar, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 004329108	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Capital GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 004329108	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Capital MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 004329108	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sageview Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,977
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,977
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 004329108	SCHEDULE 13D	Page 10 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward A. Gilhuly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,977
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 004329108	SCHEDULE 13D	Page 11 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott M. Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,977
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 004329108	SCHEDULE 13D	Page 12 of 15

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Cinedigm Corp.  (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 8, 2009 as amended by Amendment No. 1 there to filed March 6, 2013 (as so amended, the “Initial Schedule 13D”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer.

No Material Change.

Item 2.	Identity and Background.

Item 2 of the Initial Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sageview Capital Master, L.P. (“Sageview Master”); (ii) Sageview Capital Partners (A), L.P. (“Sageview (A)”); (iii) Sageview Capital Partners (B), L.P. (“Sageview (B)”); (iv) Sageview Partners (C) (Master), L.P. (“Sageview (C)”); (v) Sageview Capital GenPar, Ltd. (“Sageview Ltd”); (vi) Sageview Capital GenPar, L.P. (“Sageview GenPar”); (vii) Sageview Capital MGP, LLC (“Sageview MGP”); (viii) Sageview Capital, L.P. ("Sageview Capital"), (ix) Edward A. Gilhuly; and (x) Scott M. Stuart.

(b), (c) and (f). (i) Sageview Master is a Cayman Islands exempted limited partnership formed in order to engage in the acquiring, holding and disposing of investments in various companies. The principal business office of Sageview Master is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(ii) Sageview (A), Sageview (B) and Sageview (C) (collectively, the “Shareholders”) are collectively the holders of 100% of the limited partner interest in Sageview Master.  Sageview (A) and Sageview (B) are Delaware limited partnerships and Sageview (C)  is a Cayman Islands exempted limited partnership. The principal business office of each of the Shareholders is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(iii) Sageview Ltd is a Cayman Islands exempted limited liability company formed to act as the general partner of Sageview Master and each of the Shareholders. The principal business office of Sageview Ltd is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(iv) Sageview GenPar is a Delaware limited partnership formed to be the sole owner of Sageview Ltd.  The principal business office of Sageview GenPar is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(v) Sageview MGP is a Delaware limited liability company formed to act as the general partner of Sageview GenPar. The principal business office of Sageview MGP is 55 Railroad Avenue, Greenwich, Connecticut 06830. The managing members and controlling persons of Sageview MGP are Scott M. Stuart and Edward A. Gilhuly (see paragraphs (vii) and (viii) below).

(vi) Sageview Capital is a Delaware limited partnership and the investment adviser to each of the Shareholders.

(vii) Mr. Gilhuly is a managing member and controlling person of Sageview MGP and a control person of Sageview Capital. Mr. Gilhuly is a United States citizen whose business address is c/o Sageview Capital LP, 245 Lytton Ave, Suite 250, Palo Alto, California 94301. Mr. Gilhuly’s principal occupation is to act as Co-President of Sageview Management, LLC.

(viii) Mr. Stuart is a managing member and controlling person of Sageview MGP and a control person of Sageview Capital. Mr. Stuart is a United States citizen whose business address is 55 Railroad Avenue, Greenwich, Connecticut 06830. Mr. Stuart’s principal occupation is to act as Co-President of Sageview Management, LLC.

(d) and (e). During the past five years, no Reporting Person and, to the best knowledge of each Reporting Person, no person otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No Material Change.

CUSIP No. 004329108	SCHEDULE 13D	Page 13 of 15

Item 4.	Purpose of Transaction.

No Material Change.

Item 5.	Interest in Securities of the Issuer.

(a) - (e) On December 23, 2016, Sageview Master entered into an agreement with the Issuer pursuant to which Sageview Master and the Issuer agreed to cancel the warrants to purchase Shares previously held by Sageview Master.  As a result of the foregoing, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No Material Change.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement.

CUSIP No. 004329108	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2016

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.

By:	Sageview Capital GenPar, Ltd. its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.

By:	Sageview Capital GenPar, Ltd. its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Director

SAGEVIEW PARTNERS (C) (MASTER), L.P.

By:	Sageview Capital GenPar, Ltd. its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Director

SAGEVIEW CAPITAL GENPAR, LTD.

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Director

CUSIP No. 004329108	SCHEDULE 13D	Page 15 of 15

SAGEVIEW CAPITAL GENPAR, L.P.

By:	Sageview Capital MGP, LLC its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Co-President

SAGEVIEW CAPITAL MGP, LLC

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Co-President

SAGEVIEW CAPITAL, L.P.

By:	Sageview Management, LLC its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Co-President

/s/ SCOTT M. STUART
SCOTT M. STUART

/s/ EDWARD A. GILHULY
EDWARD A. GILHULY

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the Class A Common Stock, par value $0.001 per share, of Cinedigm Corp., is being jointly filed, and all amendments thereto will be jointly filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 23, 2016

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Vice President

SAGEVIEW CAPITAL PARTNERS (A), L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Vice President

SAGEVIEW CAPITAL PARTNERS (B), L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Vice President

SAGEVIEW PARTNERS (C) (MASTER), L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Vice President

SAGEVIEW CAPITAL GENPAR, LTD.

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Vice President

SAGEVIEW CAPITAL GENPAR, L.P.

By:	Sageview Capital MGP, LLC its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Vice President

SAGEVIEW CAPITAL MGP, LLC

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Vice President

SAGEVIEW CAPITAL, L.P.

By:	Sageview Management, LLC its General Partner

By:	/s/ EDWARD A. GILHULY
Name:	Edward A. Gilhuly
Title:	Co-President

/s/ SCOTT M. STUART
SCOTT M. STUART

/s/ EDWARD A. GILHULY
EDWARD A. GILHULY